Exhibit 97
The TJX Companies, Inc.
Policy for Recovery of Executive Officer Incentive Compensation

(Amended and restated as of October 2, 2023)

The Compensation Committee of the Board of Directors (the “Board”) of The TJX Companies, Inc. (the “Company”) has adopted this amended and restated Policy for Recovery of Executive Officer Incentive Compensation (the “Policy”) in accordance with Section 10D of the Securities Exchange Act of 1934, as amended, and applicable Securities and Exchange Commission and New York Stock Exchange rules (the “Final Rules”). The Policy provides for the Company’s recoupment of certain incentive-based compensation received by Covered Executives (as defined below) if the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws in accordance with the Final Rules.

1.Administration

Administration and enforcement of this Policy is delegated to the Compensation Committee of the Board (as constituted from time to time, and including any successor committee, the “Committee”). The Committee shall make all determinations under this Policy in its sole discretion. Determinations of the Committee under this Policy need not be uniform with respect to any or all Covered Executives and will be final and binding.

2.Effective Date

This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply only to Covered Compensation (as defined below) that is received by a Covered Executive on or after the Effective Date.

3.Covered Executives

This Policy covers each current or former officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (each, a “Covered Executive”). A Covered Executive shall remain subject to this Policy following termination of employment for any reason and whether or not the officer is a party to an employment agreement.

4.Covered Compensation

This Policy applies to any cash-based or equity-based incentive compensation, bonuses, and/or awards that are received by a Covered Executive and that are granted, paid, earned, or that become vested based, wholly or in part, upon the attainment of any financial reporting measure (“Covered Compensation”). A Covered Executive will be deemed to have “received” Covered Compensation for purposes of this Policy in the Company’s fiscal period during which the financial reporting measure specified in the award is attained, even if the Covered Executive remains subject to additional payment conditions with respect to such award.

For the avoidance of doubt, none of the following shall be deemed to be Covered Compensation: base salary, a bonus that is paid solely at the discretion of the Committee or Board, and cash or equity-based awards that are earned solely upon satisfaction of a service-based vesting condition and/or one or more subjective or strategic standards.

This Policy shall apply to any Covered Compensation received by an employee who served as a Covered Executive at any time during the performance period applicable to that Covered Compensation.

5.Financial Restatements; Recoupment

In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (such an accounting restatement, a “Restatement”), the Committee shall review the Covered Compensation received by a Covered Executive during the three-fiscal year period preceding the Determination Date as well as any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years.

In the event of a Restatement, regardless of whether the Company filed the restated financial statements, the amount of “Erroneously-Awarded Compensation” that the Committee shall seek to recover from any Covered Executive (whether in the form of cash or equity) is the amount of Covered Compensation received by the Covered Executive that exceeds the amount of Covered Compensation that would have been received by such Covered Executive had it been determined based on the restated amounts, computed without regard to any taxes paid in accordance with the Final Rules.

To the extent Covered Compensation was based on the achievement of a financial reporting measure, but the amount of such Covered Compensation was not awarded or paid on a formulaic basis, the Committee shall determine the amount, if any, of such Covered Compensation that is deemed to be Erroneously-Awarded Compensation in accordance with the Final Rules.

For purposes of this Policy, the “Determination Date” is the earlier to occur of:

a.the date the Board, a committee of the Board, or any officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

b.the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

6.Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping Erroneously-Awarded Compensation, which may include, without limitation:

a.requiring reimbursement of cash incentive compensation previously paid;

b.cancelling or rescinding some or all outstanding vested or unvested equity (and/or equity-based) awards;

c.adjusting or withholding from unpaid compensation or other set-off to the extent permitted by applicable law; and/or

d.reducing or eliminating future salary increases, cash-based or equity-based incentive compensation, bonuses, awards, or severance.

7.Impracticability Exceptions

The Committee shall not seek recoupment of any Erroneously-Awarded Compensation to the extent it determines, in accordance with and subject to the Final Rules, that recovery would be impracticable and that:

a.the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of Erroneously-Awarded Compensation to be recovered, provided that the Company made a reasonable attempt to recover such Erroneously-Awarded Compensation and provided applicable documentation to the New York Stock Exchange in accordance with the Final Rules;

b.recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that the Company has obtained an opinion of home country counsel that recovery would result in such a violation and provided such opinion to the New York Stock Exchange in accordance with the Final Rules; and/or

c.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Sections 401(a)(13) and 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

8.No Indemnification

For the avoidance of doubt, the Company is prohibited from indemnifying any Covered Executive against the loss of any Erroneously-Awarded Compensation, any Covered Compensation that is recouped pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company is prohibited from paying or reimbursing a Covered Executive for purchasing insurance to cover such a loss.

9.Severability

If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal, or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

10.Amendments

The Committee or Board may amend, supplement or terminate this Policy in whole or in part at any time and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

11.Successors

This Policy is binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

12.Disclosures

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the Final Rules.

13.No Impairment of Other Remedies

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company may have; any remedies the Company may have for the adjustment, forfeiture, or recoupment of compensation under any employment agreement or other Company policy, plan, program, or agreement; or any actions that may be imposed by law enforcement agencies, regulators or other authorities. Notwithstanding the foregoing, if there is a conflict between the application of this Policy and the terms of any employment agreement or other Company policy, plan, program, or agreement, the provisions of this Policy shall control. Nothing in this Policy shall prohibit the Company from adopting or amending additional terms providing for the adjustment, forfeiture or recoupment of compensation.

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